SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Notice of 2016 Annual General Meeting;

99.2	Reply Slip for 2016 Annual General Meeting;

99.3	Form of Proxy for the 2016 Annual General Meeting;

99.4	Announcement of the Waiver of the Pre-emptive Rights in the Assigned Equity Interests in a Joint Venture Company, a Connected Transaction under the Listing Rules of the Shanghai Stock Exchange;

99.5	2017 First Quarterly Report;

99.6	Proposed Amendments to the Articles of Association and its Appendix;

99.7	Resignation of Joint Company Secretary, Secretary to the Board of Directors and Authorised Representative; and

99.8	Proposed Election of the Non-employee Representative Supervisors of the Ninth Session of the Supervisory Committee and the Directors of the Ninth Session of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: May 2, 2017	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

NOTICE OF 2016 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2016 annual general meeting (the “AGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) is to be held at North Building, Jinshan Hotel, No.1 Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Thursday, 15 June 2017 at 2:00 p.m.

Items to be considered at the AGM

ORDINARY RESOLUTIONS

To consider and pass the following ordinary resolutions by way of non-cumulative voting:

(1)	2016 Work Report of the Board of Directors;

(2)	2016 Work Report of the Supervisory Committee;

(3)	2016 Audited Financial Statements of the Company;

(4)	2016 Profit Distribution Plan of the Company;

(5)	2017 Financial Budget Report of the Company;

(6)	The re-appointment of PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) and PricewaterhouseCoopers as the domestic and international auditors, respectively, of the Company for the year 2017, and the authorization to the Board to fix their remuneration;

(7)	The waiver of the pre-emptive rights in the assigned equity interests in a joint venture company, a connected transaction under the Listing Rules of the Shanghai Stock Exchange;

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(8)	The Remuneration Payment Method for Independent Supervisors; and

(9)	The election of the non-employee representative supervisors of the Ninth Session of the Supervisory Committee:

9.1	Zhai Yalin

9.2	Fan Qingyong

9.3	Zheng Yunrui

9.4	Choi Ting Ki

SPECIAL RESOLUTIONS

To consider and pass the following special resolutions by way of non-cumulative voting:

(10)	Adjustment of peer benchmark enterprises under the A Shares Share Option Incentive Scheme of the Company;

(11)	The amendments to both the Articles of Association of the Company and the appendix as proposed by the Board, and the authorization to the chairman of the Board to, on behalf of the Company, transact all relevant matters in relation to such amendments regarding any applications, approvals, disclosures, registrations and filings (including wording amendments as requested by the regulatory authorities).

ORDINARY RESOLUTIONS

To consider and pass the following ordinary resolutions by way of cumulative voting:

(12)	The election of non-independent directors of the Ninth Session of the Board:

12.1	Wang Zhiqing

12.2	Wu Haijun

12.3	Gao Jinping

12.4	Jin Qiang

12.5	Guo Xiaojun

12.6	Zhou Meiyun

12.7	Lei Dianwu

12.8	Mo Zhenglin

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(13)	The election of independent non-executive directors of the Ninth Session of the Board:

13.1	Zhang Yimin

13.2	Liu Yunhong

13.3	Du Weifeng

13.4	Pan Fei

Details of the resolutions proposed at the AGM will be set out in the circular of the Company to the holders of the Company’s H shares to be despatched by the Company in due course. The details will also be made available on the websites of the Shanghai Stock Exchange (www.sse.com.cn), Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) and the Company (www.spc.com.cn).

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Wang Zhiqing
Chairman

Shanghai, the PRC, 27 April 2017

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Notes:

I.	Attendee of the AGM

1.	Eligibility for attending the AGM

Holders of A shares whose names appear on the domestic shares register of the Company maintained by China Securities Depository and Clearing Corporation Limited, Shanghai Branch, and holders of H shares whose names appear on the register of members of the Company maintained by Hong Kong Registrars Limited at the close of business on Monday, 15 May 2017 are eligible to attend the AGM. Unregistered holders of H shares who wish to attend the AGM shall lodge the transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on Monday, 15 May 2017.

2.	Proxy

(1)	A member eligible to attend and vote at the AGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company.

(2)	A proxy should be appointed by a written instrument signed by the shareholder or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the shareholder, the power of attorney authorising the attorney to sign or other authorisation document(s) must be notarised.

(3)	To be valid, the form of proxy and/or the power of attorney or other authorisation document(s) which has/have been notarised must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the AGM (i.e. not later than 2:00 p.m. on Wednesday, 14 June 2017). Holders of A shares shall deliver the relevant document(s) to the Company at No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC, Postal code: 200540. Holder of H shares shall deliver the relevant document(s) to the H shares share registrar of the Company, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. If the Company does not receive the original copy of the relevant document(s) before the aforesaid time, the shareholder will be deemed as having not attended the AGM and the relevant form of proxy will be deemed void.

3.	The directors, the supervisors and senior management of the Company

4.	The lawyers of the Company

5.	Others

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II.	Registration procedures for attending the AGM

1.	A shareholder of the Company or his/her proxy shall produce proof of identity (identity card or passport) when attending the AGM. If the shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a representative is appointed by the corporate shareholder to attend the meeting, the representative shall produce proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.	Shareholders who intend to attend the AGM should complete and return the reply slip for 2016 AGM to the Company before Friday, 26 May 2017. For details, please refer to the reply slip for 2016 AGM.

III.	Others

1.	Each shareholder or his/her proxy shall exercise his/her voting rights by way of poll.

2.	In respect of resolutions no. 12 and 13 regarding election of directors, as required under Article 120 of the Articles of Association and Article 63 of the Rules of Procedure for Shareholders’ General Meeting, if the controlling shareholder of the Company exercises more than 30% of control over votes, when resolutions are proposed for the election of directors at a shareholders’ general meeting, the cumulative voting system shall be adopted. Thus, where two or more directors will be elected in a shareholders’ general meeting, each share held by a shareholder shall have voting rights equal to the total number of candidates proposed for election. A shareholder may either give all of his/her/its votes to one candidate, or allocate his/her/its votes to several persons. Meanwhile, independent directors and the other Board members are to be elected separately. Currently, China Petroleum & Chemical Corporation, the Company’s controlling shareholder, has more than 30% of control over the Company and as more than two directors will be elected, the cumulative voting system will be adopted when voting on the relevant resolutions and counting the votes.

In this election of directors, independent directors and other Board members will be elected separately. To ensure that your voting rights is fully exercised, the following notes basing on resolution no. 12 as an example briefly explain matters that you should be aware of when completing the number of votes under the “cumulative voting system” (matters to be aware of in respect of resolution no. 13 are the same as for resolution no. 12). Please refer to the following explanation and fill in your votes for resolutions no. 12 and 13:

(i)	In respect of resolution no. 12, each share you hold has voting rights equal to the total number of non-independent directors to be elected. For example, if you hold 1 million shares, and the total number of non-independent directors to be elected is eight, the total number of shares for which you have the voting rights under resolution no. 12 will be 8 million shares (i.e. 1 million shares x 8 = 8 million shares).

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(ii)	Please state the number of votes in the column “for” and/or “against” you give to each of the candidates for election as non-independent director. Please note that you may give equal number of votes to each candidate, or give all your votes as represented by the shares you hold to one particular candidate as non-independent director, or a certain number of votes as represented by the shares you hold to certain candidates (one, two, three to eight, similar hereinafter) as non-independent director. For example, if you own 1 million shares of the Company, and 8 directors should be elected in this election, the total number of shares for which you have the voting rights under resolution no. 12 is 8 million shares. Out of the 8 million shares, you can either share your voting rights equally to 8 candidates for election as non-independent directors so that you may vote 1 million shares to each candidate (vote for or against); or, give all of the 8 million votes to one particular candidate as non-independent director (either for or against), or, 4 million shares to candidate A (either for or against), 2 million shares to candidate B (either for or against), 1.5 million shares to candidate C (either for or against), and the remaining 500,000 shares to candidate D (either for or against) as non-independent director.

(iii)	After you have allocated all the voting rights represented by all of the shares held by you to a certain number of candidates for non-independent directors, you do not have further voting rights in respect of other candidates for non-independent director. That is, the sum of all the voting rights you voted for or against the eight candidates for election as non – independent director shall not exceed the total number of voting rights represented by the shares held by you.

(iv)	Please note with particular attention that, if the total number of votes you have exercised and allocated to a certain number of candidates for non-independent director exceeds the total number of voting rights represented by the shares held by you, all your votes shall become void, and you will be deemed to be abstained from voting. If the total number of votes you have exercised and allocated to a certain number of candidates for non-independent director is less than the total number of voting rights represented by the shares held by you, your votes are valid, and those votes not exercised will be deemed as being abstained from voting. For example, if you own 1 million shares, and 8 non-independent directors should be elected in this election, the total number of votes as represented by your shares under resolution 12 will be 8 million: (a) if you have stated “8 million shares” in the column “for” (or “against”) in the cumulative voting system in favor of one particular candidate for non-independent director, then your voting rights are fully utilized, and you do not have any further votes in relation to other candidates for non–independent director. If you have stated the number of shares (other than 0 shares) in other corresponding columns under resolution no. 12, then all your votes in respect of resolution no. 12 will become void; or (b) if you have stated “5 million shares” in the column “for” (or “against”) in the cumulative voting system in favor of candidate A, and “2 million shares” in the column “for” (or “against”) in the cumulative voting system in favor of candidate B, then your votes as represented by such 7 million shares are valid, whilst the remaining 1 million shares which have not been allocated shall be deemed to have been abstained from voting.

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(v)	Where the total number of votes in favor of a candidate for non-independent director exceeds one-half of the total number of shares with voting rights represented by shareholders attending the general meeting (based on the non-cumulative number of shares) and the votes for exceed the votes against, that candidate will be elected as a non-independent director. If the number of non-independent directors so elected exceeds the number of non-independent directors to be elected, then those receiving the most number of votes in favor shall be elected as non-independent directors (provided that if two or more candidates receiving lesser votes in favor have an equal number of votes, and the election of whom would cause the number of persons elected to exceed the number of non-independent directors to be elected, then such candidates will be deemed to have not been elected). If an insufficient number of non-independent directors are elected at the shareholders’ general meeting to fill the number of non-independent directors to be elected, then a further round of voting will be conducted for the remaining positions, until all the non-independent directors have been elected.

3.	The AGM is expected to last for less than a working day. Shareholders or their proxies who will attend the AGM shall be responsible for their own transportation and accommodation expenses.

4.	Notes to the holders of the Company’s H shares:

Date of closure of register of members in relation to the eligibility of attending the AGM

The register of members of the Company’s H shares will be closed from Tuesday, 16 May 2017 to Thursday, 15 June 2017 (both days inclusive), during which period no transfer of H shares will be effected in order to confirm the shareholders’ eligibility to attend the AGM. Unregistered holders of the Company’s H shares who wish to attend and vote at the AGM should lodge the H shares transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on Monday, 15 May 2017.

Date of closure of register of members in relation to the distribution of final dividend to holders of the Company’s H shares

The Board of the Company has proposed to distribute a dividend for the year 2016 of RMB0.25 per share (tax inclusive) (the “Final Dividend”) based on the total share capital of the Company on the record date for dividend distribution. Subject to the passing of the resolution by the shareholders of the Company at the AGM, the Final Dividend will be distributed on or around Thursday, 13 July 2017 to shareholders whose names appear on the register of members of the Company’s H shares at the close of business on Monday, 26 June 2017. The Final Dividend is denominated and declared in Renminbi. The Final Dividend payable to the holders of the Company’s A shares shall be paid in Renminbi while those payable to the holders of the Company’s H shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rates for Hong Kong dollars as announced by the Foreign Exchange Trading Centre of the PRC one calendar week prior to the approval of the Final Dividend at the AGM.

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The register of members of the Company’s H shares will be closed from Wednesday, 21 June 2017 to Monday, 26 June 2017 (both days inclusive), during which period no transfer of H shares will be effected in order to confirm the shareholders’ entitlement to receive the Final Dividend. Unregisterd holders of the Company’s H shares who wish to receive the Final Dividend should lodge the H shares transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited at Shops 1712–1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on Tuesday, 20 June 2017.

For domestic individual and corporate investors who invested in H shares of the Company via Southbound Trading, the Company has entered into “The Agreement on Distribution of Cash Dividends of H shares for Southbound Trading” with the Shanghai Branch of China Securities Depository and Clearing Corporation Limited (the “CSDC Shanghai Branch”), pursuant to which, the CSDC Shanghai Branch, as the nominee holder of H shares of the Company for the investors of Southbound Trading, will receive cash dividend distributed by the Company and distribute the cash dividend to the relevant investors of Southbound Trading through its depository and clearing system. The arrangement of the record date of the investors of Southbound Trading is consistent with that of the Company’s H shares shareholders. The Final Dividend is expected to be paid within three business days of Southbound Trading from Thursday, 13 July 2017. The Final Dividend payable to the investors of Southbound Trading who invested in H shares of the Company will be paid in RMB.

Withholding of both corporate and individual income tax on dividends

Pursuant to the Law of the People’s Republic of China on Enterprise Income Tax and its implementation rules and the relevant provisions, when the Company distributes dividends to its shareholders who are overseas non-resident enterprises on the register of members of H shares of the Company, the Company has the obligation to withhold the enterprise income tax at a rate of 10%. All shares registered in the name of non-individual shareholders on the register of members of H shares of the Company, including HKSCC (Nominees) Limited, other corporate nominees and trustees, or other groups and organizations will be treated as shares held by non-resident enterprise shareholders and, thus, the income tax will be withheld on the dividends received. If any holder of the Company’s H shares would like to change his/her/its residency status, please enquire about relevant procedures with his/her/its nominee or trustee.

Pursuant to the Guo Shui Han [2011] No. 348 issued by the State Administration of Taxation, for individual holders of the Company’s H shares (the “Individual H Shares Shareholders”), the Company shall withhold and pay the individual income tax for dividends on behalf of such shareholders. Meanwhile, the Individual H Shares Shareholders may be entitled to relevant tax preferential treatments under the tax agreements between the PRC and the countries in which the Individual H Shares Shareholders reside or under the tax arrangements between Mainland China and Hong Kong (Macau). For Individual H Shares Shareholders who are Hong Kong or Macau residents or who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of lower than 10% in respect of dividend, the Company will withhold and pay individual income tax at the rate of 10% on behalf of such Individual H Shares Shareholders. For Individual H Shares Shareholders who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of lower than 10% in respect of dividend, the Company may make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Announcement of the State Administration of Taxation in relation to Issuance of the “Administrative Measures on Preferential Treatment Entitled by Non-residents Under Tax

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Treaties” .. For Individual H Shares Shareholders who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of higher than 10% but lower than 20% in respect of dividend, the Company will withhold and pay individual income tax at the actual agreed tax rate on behalf of such Individual H Shares Shareholders. For Individual H Shares Shareholders who reside in a country which has not entered into any tax agreement with the PRC or which has entered into a tax agreement with the PRC stipulating a tax rate of 20% in respect of dividend, or under any other circumstances, the Company will withhold and pay the individual income tax at a tax rate of 20% on behalf of such Individual H Shares Shareholders.

Pursuant to the Notice on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No. 81):

For dividends gained by the Mainland China investors who invest in H shares of the Company via the Shanghai-Hong Kong Stock Connect, the Company will withhold and pay income tax at the rate of 20% on behalf of such individuals and investment funds. The Company will neither withhold nor pay income tax of the dividends received by corporate investors, and the tax should be declared and paid by the corporate investors themselves.

For dividends received by Hong Kong investors (enterprises or individuals) that invest in A shares of the Company via the Shanghai-Hong Kong Stock Connect, income tax shall be withheld at the tax rate of 10% by the Company and the Company shall undergo the procedure of tax withholding and declaration with the tax authorities in charge. For investors who reside in a country which has entered into a tax agreement with the PRC stipulating a tax rate of less than 10% in respect of dividend, the enterprises or individuals may apply to the taxation authority of the Company for tax preference of the tax agreement by themselves or authorize the tax withholding obligator to file such an application. The taxation authority in charge will, after verification and approval, refund the taxes based on the difference between the taxes levied and the taxes payable calculated according to the tax rate of the tax agreement.

The Company will determine the country of residence of the Individual H Shares Shareholders based on the registered address as recorded in the register of members of the Company’s H shares (the “Registered Address”) as at the close of business on Monday, 26 June 2017 and will withhold and pay individual income tax on that basis. If the country of residence of the Individual H Shares Shareholder is not the same as the Registered Address, the Individual H Shares Shareholder shall notify the Company’s H shares share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, and provide relevant supporting documents not later than 4:30 p.m. on Tuesday, 20 June 2017. If the Individual H Shares Shareholders do not provide relevant supporting documents to the Company’s H shares share registrar within the time limit stated above, the Company will determine the country of residence of the Individual H Shares Shareholders based on the Registered Address recorded in the register of members of the Company’s H shares as at the close of business on Monday, 26 June 2017.

The Company will assume no liability and will not entertain any claims arising from and whatsoever in respect of any delay or error in determination of the residency status of the H shares shareholders of the Company or any disputes over the tax withholding mechanism.

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If holders of the Company’s H shares have any questions regarding the aforesaid arrangements, please consult your taxation advisor on the taxation impact in Mainland China, Hong Kong and other countries (regions) for owning and disposing of the Company’s H shares.

The record date, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be announced in a separate public announcement.

5.	The Secretariat for the AGM is: The Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited, the contact details are as follows:

No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 57943143

Fax: (8621) 57940050

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Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

Reply Slip for 2016 Annual General Meeting

In accordance with the Company Law of the People’s Republic of China (the “PRC”) and relevant requirements, shareholders who wish to attend the 2016 Annual General Meeting (the “AGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) have to fill in the following reply slip.

Name	Number of shares	A Share	H Share

Identity Card No.	Shareholder number
Address	Telephone number

Signature:	Date:

Notes:

1.	The record date for the AGM is Monday, 15 May 2017. Shareholders whose names appear on the register of members of the Company after the close of business on that day are entitled to complete this reply slip and attend the AGM.

2.	Please fill in this reply slip in BLOCK LETTERS. Filling in a copy of this form is also valid.

3.	Please attach a copy of your identification document and proof of your shareholding. Shareholder attending the AGM shall produce his/her shareholder account card, if applicable and identity card. Where a proxy is appointed to attend the meeting, the proxy shall also produce a power of attorney and his/her identity card. Where the shareholder is a corporate shareholder, its proxy shall produce identification document of the corporate shareholder and complete the registration procedure.

4.	Please return this reply slip by Friday, 26 May 2017 (based on the postal chop of the local post office, if by mail).

(a)	Holders of the Company’s A shares

(1)	If this reply slip is returned by delivery in person, you can deliver to:

The Secretariat of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

48 Jinyi Road

Jinshan District

Shanghai, PRC

or

The Secretariat of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

Suite B, 28/F, Huamin Empire Plaza

728 West Yan’an Road

Shanghai, PRC

(2)	If this reply slip is returned by mail, you can mail to:

The Secretariat of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

48 Jinyi Road, Jinshan District

Shanghai 200540, PRC

(3)	If this reply slip is returned by fax, you can fax to:

The Secretariat of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

at: (8621) 5794 0050

(b)	Holders of the Company’s H shares

Please return this reply slip in person or by mail to the Company’s H shares share registrar:

Hong Kong Registrars Limited

17M Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Exhibit 99.3

(A joint stock limited company incorporated in the People’s Republic of China)

Form of Proxy for the 2016 Annual General Meeting

Number of H shares to which this form of proxy relates,                                                               (Note 1) I/We                                                               (Note 2) of address                                                               being the H shares shareholder/shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding                                                               H shares (Note 3) of the Company hereby appoint the Chairman of the 2016 annual general meeting (the “AGM”)/                                                               (Note 4) as my/our proxy to attend the AGM on my/our behalf to be held at North Building, Jinshan Hotel, No. 1 Jinyi East Road, Jinshan District, Shanghai, the PRC on Thursday, 15 June 2017 at 2:00 p.m. to vote for me/us and on my/our behalf on the following resolutions as indicated. If no instruction as to how to vote is given, my/our proxy will be entitled to exercise his/her discretion as to how to vote:

Resolutions of Non-cumulative Voting			For (Note 5)	Against (Note 5)
Ordinary Resolutions
1	To consider and approve the 2016 Work Report of the Board of the Company
2	To consider and approve the 2016 Work Report of the Supervisory Committee of the Company
3	To consider and approve the 2016 Audited Financial Statements of the Company
4	To consider and approve the 2016 Profit Distribution Plan of the Company
5	To consider and approve the 2017 Financial Budget Report of the Company
6	To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) and PricewaterhouseCoopers as the domestic and international auditors, respectively, of the Company for the year 2017 and authorization of the Board to fix their remuneration
7	To consider and approve the waiver of the pre-emptive rights in the assigned equity interest in a joint venture company, a connected transaction under the Listing Rules of the Shanghai Stock Exchange
8	To consider and approve the Remuneration System for Independent Supervisors
9	To consider and approve the election of the non-employee representative supervisors of the Ninth Session of the Company’s supervisory committee		For (Note 5)	Against (Note 5)
	9.01	Zhai Yalin
	9.02	Fan Qingyong
	9.03	Zheng Yunrui
	9.04	Choi Ting Ki
Special Resolutions
10	To consider and approve the adjustment of peer benchmark enterprises under the A Shares Share Option Incentive Scheme of the Company
11	To consider and approve the amendments to both the articles of association of the Company and the appendix as proposed by the Board, and the authorisation to the chairman of the Board to, on behalf of the Company, transact all relevant matters in relation to such amendments regarding any applications, approvals, disclosures, registrations and filings (including wording amendments as requested by the regulatory authorities)

Ordinary Resolutions of Cumulative Voting			For (Note 6) (cumulative voting system) (Please fill in the number of voting rights)	Against (Note 6) (cumulative voting system) (Please fill in the number of voting rights)
12	To consider and approve the election of the following candidates as non-independent directors of the Ninth Session of the Board
	12.01	Wang Zhiqing
	12.02	Wu Haijun
	12.03	Gao Jinping
	12.04	Jin Qiang
	12.05	Guo Xiaojun
	12.06	Zhou Meiyun
	12.07	Lei Dianwu
	12.08	Mo Zhenglin
13	To consider and approve the election of the following candidates as independent directors of the Ninth Session of the Board
	13.01	Zhang Yimin
	13.02	Liu Yunhong
	13.03	Du Weifeng
	13.04	Pan Fei

Date: 2017	Signature: (Note 7)

Notes:

1.	Please fill in the number of shares registered in your name(s) to which this form of proxy relates. Failure to fill in the number of shares will cause this form of proxy to be deemed to relate to all the shares registered in the Company in your name(s).

2.	Please fill in your full name(s) and address(es) in BLOCK LETTERS.

3.	Please fill in the number of shares registered in your name(s).

4.	Any shareholder entitled to attend and vote at the AGM is entitled to appoint more than one proxy to attend the AGM and vote on his/her behalf. A proxy need not be a shareholder of the Company. If any proxy other than the Chairman of the AGM is preferred, please strike out “the Chairman of the 2016 Annual General Meeting” and insert the name and address of the proxy desired in the space provided. A shareholder is entitled to appoint any person of his/her own choice to be his/her proxy. The proxy does not need to be a shareholder of the Company but he/she must attend the AGM in person.

5.	Note: If you intend to vote for any resolution, please mark “✓” in the “for” column. If you intend to vote against the resolution, please mark “X” in the “against” column. If no instruction is given, the appointed proxy shall have the discretion to vote.

6.	Please note that:

In respect of resolutions no. 12 and 13 regarding election of directors, as required under Article 120 of the Articles of Association and Article 63 of the Rules of Procedure for Shareholders’ General Meeting, if the controlling shareholder of the Company exercises more than 30% of control over votes, when resolutions are proposed for the election of directors at a shareholders’ general meeting, the cumulative voting system shall be adopted. Thus, where two or more directors will be elected in a shareholder’s general meeting, each share held by a shareholder shall have voting rights equal to the total number of candidates proposed for election. A shareholder may either give all of his/her/its votes to one candidate, or allocate his/her/its votes to several persons. Meanwhile, independent directors and the other Board members are to be elected separately. Currently, China Petroleum & Chemical Corporation, the Company’s controlling shareholder, has more than 30% of control over the Company and as more than two directors will be elected, the cumulative voting system will be adopted when voting on the relevant resolutions and counting the votes.

In this election of directors, independent directors and other Board members will be elected separately. To ensure that your voting rights is fully exercised, the following notes basing on resolution no. 12 as an example briefly explain matters that you should be aware of when completing the number of votes under the “cumulative voting system” (matters to be aware of in respect of resolution no. 13 are the same as for resolution no. 12). Please refer to the following explanation and fill in your votes for resolutions no. 12 and 13:

(i)	In respect of resolution no. 12, each share you hold has voting rights equal to the total number of non-independent directors to be elected. For example, if you hold 1 million shares, and the total number of non-independent directors to be elected is eight, the total number of shares for which you have the voting rights under resolution no. 12 will be eight million shares (i.e. 1 million shares x 8 = 8 million shares).

(ii)	Please state the number of votes in the column “for” and/or “against”, you give to each of the candidates for election as non-independent directors. Please note that you may give equal number of votes to each candidate, or give all your votes as represented by the shares you hold to one particular candidate as non-independent director, or a certain number of votes as represented by the shares you hold to certain candidates (one, two, three to eight, similar hereinafter) as non-independent director. For example, if you own 1 million shares of the Company, and eight directors should be elected in this election, the total number of shares for which you have the voting rights under resolution no. 12 is 8 million shares. Out of the 8 million shares, you can either share your voting rights equally to eight candidates for election as non-independent directors so that you may vote 1 million shares to each of the candidate (vote for or against); or, give all of the 8 million votes to one particular candidate as non-independent director (either for or against), or, 4 million shares to candidate A (either for or against), 2 million shares to candidate B (either for or against), 1.5 million shares to candidate C (either for or against), and the remaining of 500,000 shares to candidate D (either for or against) as non-independent director.

(iii)	After you have allocated all the voting rights represented by all of the shares held by you to a certain number of candidates for non-independent director, you do not have further voting rights in respect of other candidates for non-independent directors. That is, the sum of all the voting rights you voted for or against the eight candidates for election as non – independent directors shall not exceed the total number of voting rights represented by the shares held by you.

(iv)	Please note with particular attention that, if the total number of votes you have exercised and allocated to a certain number of candidates for non-independent directors exceeds the total number of voting rights represented by the shares held by you, all your votes shall become void, and you will be deemed to be abstained from voting. If the total number of votes you have exercised and allocated to a certain number of candidates for non-independent directors is less than the total number of voting rights represented by the shares held by you, your votes are valid, and those votes not exercised will be deemed as being abstained from voting. For example, if you own 1 million shares, and 8 non-independent directors should be elected in this election, the total number of votes as represented by your shares under resolution 12 will be 8 million: (a) if you have stated “8 million shares” in the column “for” (or “against”) in the cumulative voting system in favor of one particular candidate for non-independent director, then your voting rights are fully utilized, and you do not have any further votes in relation to other candidates for non – independent directors. If you have stated the number of shares (other than 0 shares) in other corresponding columns under resolution no. 12, then all your votes in respect of resolution no. 12 will become void; or (b) if you have stated “5 million shares” in the column “for” (or “against”) in the cumulative voting system in favor of candidate A, and “2 million shares” in the column “for” (or “against”) in the cumulative voting system in favor of candidate B, then your votes as represented by such 7 million shares are valid, whilst the remaining 1 million shares which have not been allocated shall be deemed to have been abstained from voting.

(v)	Where the total number of votes in favor of a candidate for non-independent director exceeds one-half of the total number of shares with voting rights represented by shareholders attending the general meeting (based on the non-cumulative number of shares) and the votes for exceed the votes against, that candidate will be elected as a non-independent director. If the number of non-independent directors so elected exceeds the number of non-independent directors to be elected, then those receiving the most number of votes in favor shall be elected as non-independent directors (provided that if two or more candidates receiving lesser votes in favor have an equal number of votes, and the election of whom would cause the number of persons elected to exceed the number of non-independent direcors to be elected, then such candidates will be deemed to have not been elected). If an insufficient number of non-independent directors are elected at the shareholders’ general meeting to fill the number of non-independent directors to be elected, then a further round of vote will be conducted for the remaining positions, until all the non-independent directors have been elected.

7.	This form of proxy must be signed by you or your proxy duly authorized in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of the legal representative (person-in-charge) or attorney duly authorized. If this form of proxy is signed by your proxy, it must be notarized.

8.	In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarized copy thereof, must be returned to the Company’s H Shares Share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for holding the Annual General Meeting (i.e. not later than 2:00 p.m. on Wednesday, 14 June 2017).

9.	Any alternation made to this form of proxy must be initialed by the person(s) who sign(s) it.

10.	In representing a shareholder to attend the AGM, the proxy so appointed shall produce his/her proof of identity and the power of attorney/duly signed by the person appointing the proxy or his or her legal representative. The power of attorney shall state the date of issuance.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the AGM of the Company (the ‘‘Purposes’’). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to the Personal Data Privacy Officer of Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

Exhibit 99.4

(A joint stock limited company incorporated in the People’s Republic of China)

Announcement of the Waiver of the Pre-emptive Rights in the Assigned Equity Interests in a Joint Venture Company, a Connected Transaction under the Listing Rules of the Shanghai Stock Exchange

Important Information:

•	Content of the Transaction: Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”) is a joint equity company of Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai”, “SPC” or the “Company”), China Petroleum & Chemical Corporation (“Sinopec Corp.”), and BP Chemical East China Investment Company Limited (“BP East China”). BP East China intends to assign the 50% equity interest it holds in Shanghai SECCO. Taking into consideration its own conditions and development strategy, the Company has resolved at the 19th meeting of the eight session of the Board of Directors (the “Board”) to waive said pre-emptive rights. Sinopec Corp. intends to purchase said equity interest through its subsidiary, Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd (“Sinopec Shanghai Gaoqiao”). With Sinopec Corp. a connected party of the Company, the Company’s waiver of its pre-emptive rights to purchase the equity in the co-invested company with the connected party constituted a connected transaction under the Listing Rules of the Shanghai Stock Exchange (“Shanghai Listing Rules”) (the “Connected Transaction”). The Transaction does not constitute a connected transaction under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). The Company published this announcement pursuant to the requirements of the Shanghai Listing Rules.

•	The reference amount of the Connected Transaction is more than 5% in terms of SPC’s latest audited net assets. Therefore, the Connected Transaction is subject to approval by the shareholders in a general meeting. A resolution will be proposed at the Company’s 2016 annual general meeting of the Company to be held on 15 June 2017.

1.	Introduction of the Connected Transaction

Shanghai SECCO is a Sino-foreign joint venture established in 2001 by SPC, Sinopec Corp. and BP East China. As of the date of this announcement, the registered capital of Shanghai SECCO is US$1,051,526,582. SPC holds a 20% equity interest in Shanghai SECCO; Sinopec Corp. holds a 30% equity interest in Shanghai SECCO while BP East China holds a 50% equity interest in Shanghai SECCO. BP East China intends to assign its 50% equity stake in Shanghai SECCO, through a tendering process, for a consideration of US$1.6815 billion.

In accordance with the provisions in the “PRC Company Law”, “Shanghai SECCO Petrochemical Company Limited Joint Venture Contract” and “Articles of Association of Shanghai SECCO Petrochemical Company Limited”, being one of the shareholders of Shanghai SECCO, SPC has the pre-emptive right to purchase the equity which BP East China intends to assign. Upon SPC receiving the notification from BP East China on its intention to assign its equity interest, the Company considered in view of its own conditions and development strategy, and intends to waive said pre-emptive rights following internal discussions. Recently, SPC learnt that Sinopec Corp. intends to exercise its pre-emptive rights to purchase the said equity interest through its subsidiary Sinopec Shanghai Gaoqiao for a consideration of US$1.6815 billion, deducting any dividends to be paid by Shanghai SECCO to BP East China for the period between the dates when the transaction’s acquisition agreement is signed and transfer of legal tenure (inclusive of the date). Since Sinopec Corp. is the controlling shareholder as well as a connected party of SPC, according to the regulation of Shanghai Listing Rules and “Shanghai Stock Exchange Guidelines for Connected Transactions”, SPC’s waiver of the said pre-emptive rights to purchase the equity interests in Shanghai SECCO, a co-invested company with a connected party, constitutes a connected transaction. The 19th meeting of the eight session of the Board considered and approved the Company’s waiver of exercising its pre-emptive rights to purchase the equity interest according to the approval process of connected transactions, and agreed to propose the resolution to the Company’s 2016 annual general meeting to be held on 15 June 2017. Additionally, the Board of Directors agree, if the transaction of Sinopec Shanghai Gaoqiao’s purchase of the said equity interest with BP East China terminates according to relevant terms in the agreement, and BP East China were to sell those assigned equity interest in Shanghai SECCO to another company within the next 12 months, SPC would waive its pre-emptive rights to purchase the said equity interest if the consideration is not less than US$1.6815 billion and the assignee will not re-negotiate the terms of Shanghai SECCO joint venture contract.

According to the “Shanghai Stock Exchange Guidelines for Connected Transactions”, for a listed company which intends to waive its pre-emptive rights to purchase an equity interest in a co-invested company with a connected party, the amount of the transaction should be based on the amount involved in waiving the pre-emptive rights. The amount of the Connected Transaction is US$672.6 million (approximately RMB4.64 billion based on the exchange rate US$1:RMB6.9), which is more than 5% of the Company’s latest audited net assets. Therefore, it is subject to approval by the shareholders in a general meeting.

The Connected Transaction does not constitute a significant asset restructuring as stipulated under the “Management of Significant Asset Restructurings of Listed Companies” of China Securities Regulatory Commission.

2.	Introduction of Sinopec Corp. (a Connected Party in respect of the Connected Transaction)

1)	Background

Name of corporation	China Petroleum & Chemical Corporation
Type of corporation	Other limited liability company (listed)
Location of registration	No. 22 Chaoyangmen North Street, Chaoyang District, Beijing, PRC
Legal representative	Wang Yupu
Registered capital	RMB121,071,209,646
Major operating business	Oil and gas exploration and extraction, pipeline transmission and marketing; oil refining; production, marketing, storage and transportation of petrochemicals, chemical fibers, chemical fertilizers and other chemical products; import, export and import/export agency business of crude oil, natural gas, refined oil products, petrochemicals, chemicals, and other commodities and technologies; and the research, development and application of technology and information
Major shareholder	China Petrochemical Corporation

2)	Description of the Connected Relationship under the Shanghai Listing Rules

Sinopec Corp., controlling shareholder of the company, holds a 50.56% equity interest of the Company and is regarded as the Company’s connected party under the Shanghai Listing Rules.

3)	Financial Information

Unit: in RMB millions
Item	31 December 2016 (Audited)
Total assets	1,498,609

Total equity attributable to equity shareholders of the Company	712,232

Operating income	1,930,911
Net profit attributable to equity shareholders of the Company	46,416

3.	General information of the subject matter of the Connected Transaction

1)	Name and Type of Connected Transaction

The Connected Transaction is about the Company’s waiver of exercising its pre-emptive rights to purchase an equity interest in Shanghai SECCO, a co-invested company with the Company’s connected party, Sinopec Corp.

2)	Background of Shanghai SECCO

Name of corporation	Shanghai SECCO Petrochemical Company Limited
Type of corporation	Other holdings limited company (Sino-foreign Joint Venture)
Date of incorporation	29 October 2001
Location of registration	No. 557 Nan Yinhe Road, Shanghai Chemical Industry Park, Shanghai
Legal representative	James Yim
Registered capital	US$1,051,526,582
Major operating business	Production of ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and by products, etc; the sale of these products and purchase of raw materials; provision of after-sales service and technical consultation; the application and development of polymers; and the provision of subsidiary utility services to suppliers and processors.

3)	Shareholding structure of Shanghai SECCO

Unit: USD in ten thousands
Shareholder	Capital contribution ratio	Capital contribution amount
BP East China	50%	52,576.3291
Sinopec Corp.	30%	31,545.8215
The Company	20%	21,030.5076

4)	Financial Information of Shanghai SECCO

Unit: RMB in thousands
Item	31 December 2016 (Audited)	31 March 2017 (Unaudited)
Total assets	12,179,204	14,284,138

Net assets	10,196,272	11,489,972
Operating income	23,969,408	7,340,272
Net profit	3,778,739	1,293,700
Net profit after deduction of non-recurring profit or loss	3,772,692	1,293,719

PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) has issued standard unqualified opinions on Shanghai SECCO’s financial statements for the financial year 2016. PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) is qualified to engage in the securities and future business.

4.	Purpose of the Connected Transaction and Influence on the Company

The Company has decided to waive its pre-emptive rights to purchase the said equity interest mainly in view of the following considerations:

1)	Taking into consideration the current Shanghai SECCO’s raw material, product structure and geographical positioning, SPC could not achieve greater potential business value by purchasing the equity interest from Shanghai SECCO.

In view of its raw materials and product structure, Shanghai SECCO manufactures chemical products such as ethylene, propylene, polyethylene, polypropylene, styrene, polystyrene, acrylonitrile, butadiene, benzene, toluene and by-products with naphtha as its raw materials. Shanghai SECCO has 13 major petrochemical devices with the ethylene cracking of 1.09 million tons/year as the key device.

SPC experienced six stages of large-scale centralized construction, and as at the end of 2016, its comprehensive processing capacity of crude oil was 14 million tons/year and production capacity was 0.70 million tons/year of ethylene, 0.835 million tons/year of p-xylene, 4.28 million tons/year of organic chemical raw materials, 1.00 million tons/year of plastic resins, 1.09 million tons/year of synthetic fibers raw materials, 0.59 million tons/year of synthetic fibers polymers and 0.28 million tons/year of synthetic fibers. With crude oil as main raw material, SPC produced four types of products through a series of processing procedure such as distillation, cracking, separation, reforming, and reaction, namely, oil products, chemical products, synthetic resin and synthetic fiber polymers and synthetic fiber, including over 60 kinds of products such as gasoline, diesel, jet fuel, ethylene, propylene, p-xylene, benzene, ethylene glycol, polyethylene and polypropylene.

The integration of crude oil as raw material for petrochemical units is higher than that of naphtha. A high degree of integration is more beneficial for the optimization of raw material structure and product structure optimization, therefore enhancing the unit’s adaptability of raw material price fluctuations, and also more beneficial to maximize efficiencies. For example, from the view of the economy of ethylene units (the key petrochemical unit), compared with ethylene units that use solely naphtha as raw material, those ethylene unit cracking raw materials offered by integrated plant have advantages in terms of major technical and economic indicators including high value-added products yield and diene yield.

Currently, Shanghai SECCO’s ethylene cracking unit uses naphtha as the only raw material and relies heavily on outsourcing, mainly from subsidiaries of Sinopec Corp. such as Sinopec Shanghai Gaoqiao. The refinery integration cracking unit of SPC is more advantageous on optimization, with a more diversified raw material structure.

In view of the product structure, apart from gasoline, diesel, jet fuel and other refined oil, the chemical products manufactured by Shanghai SECCO are relatively similar to those of the Company, which are all bulk petrochemical raw materials. As the profitability of bulk petrochemicals raw materials is heavily affected by the cost of raw materials like crude oil, manufacturers may not be able to alleviate the surge of raw materials cost through price rises in a high oil price environment, thereby narrowing their profitability. Accordingly, if the Company acquires the equity interest in Shanghai SECCO, it may elevate such risk, which would be unfavorable to its risk control in a high oil price environment.

In view of geographical positioning, the straight line distance between Shanghai SECCO and SPC is approximately 15 kilometers, having achieved maximum mutual benefit and win-win situation through mutual supply on certain chemical raw materials by means of six mutual supply pipelines, tank car and shipping. The current carrying capacity is close to saturation, while other approaches that will further expand mutual supply capacity such as new pipelines are subject to routing restrictions. Thus, SPC could not achieve further synergies by purchasing the equity interest in Shanghai SECCO.

2)	SPC has drafted a development direction on content type development, to further advancing the advantages of refining-chemical integration into play via the optimization of inner resources, utilities and systems, with which the acquisition of equity interest in Shanghai SECCO does not conform.

In accordance with the development targets for the “13th Five-Year Plan” of China’s petrochemical industry, under the background of Sinopec’s strategy to build up four major petrochemical bases, SPC is mapping out its own development. The Company will further tap out its potentials for the content type development by advancing the existing through the incremental, to improve its resources optimization level, thus enhancing its adaptability to different crude oil price environments, improving the level of green production, expanding the optimization of refinery resources, through phase 3 of ethylene plant revamping to expand the ethylene capacity and downstream value chain production capacity to improve its competitiveness. Of these, the Company will further optimize its ethylene raw materials, fully utilize its existing resources of both liquid and gas phase raw materials, to further enhance the diversification of ethylene raw materials. Base on existing devices, the Company will complete its ethylene downstream supporting facilities in order to maximize its edges in inventory and reduce investment. SPC will also continue to expand production capacity in ethylene oxide/ethylene glycol (EO/EG) and polymer where its conventional advantage lies to enhance the economies of scale as well as the Company’s competitiveness.

Considering the above, the Company has decided to waive its pre-emptive rights to purchase said equity interest, and considers the decision to be in line with the Company’s business development plan and overall interest. Following the assignment of equity interest of Shanghai SECCO, Sinopec Shanghai’s shareholding amount and ratio in Shanghai SECCO remains unchanged, Sinopec Shanghai is still an investing shareholder of Shanghai SECCO. The waiver of the pre-emptive rights to purchase said equity interest does not have a significant impact on the Company’s production operations and financial status.

5.	Procedures for considering the Connected Transaction

1)	Resolution at the Board meeting

On 27 April 2017, the Company convened the 19th meeting of the eighth session of the Board of Directors, the resolution of the “waiver of pre-emptive rights to purchase the assigned equity interest in an invested company and the Connected Transaction” was considered and approved with 7 votes in favor, 0 votes against and 0 abstentions. Pursuant to the Shanghai Listing Rules, Wang Zhiqing, Wu Haijun, Lei Dianwu and Mo Zhengli (the “Connected Directors”), who were deemed interested in the Transaction, abstained from voting. Independent Directors stated their prior approval opinion and independent opinion regarding this Connected Transaction. This Connected Transaction is subject to the approval by the shareholders in general meeting and the connected party with a material interests is required to abstain from voting. Sinopec Corp. is required to abstain from voting in the relevant resolution.

2)	Prior approval opinion of Independent Directors regarding the Connected Transaction

Independent Directors are of the opinion that: “The Connected Transaction conforms to the Company’s business development plan and overall interest, and should be entered into on normal commercial terms, and is in the interests of the Company and shareholders of the Company as a whole, and no damage to the interest of the Company and its minority shareholders. We agreed to submit the resolution of the ‘waiver of the pre-emptive rights in the assigned equity interest in invested joint venture company and the Connected Transaction’ to the 19th meeting of the eight session of the Board for approval. At the time of voting on the resolution, the Connected Directors should abstain.”

3)	Independent opinions from Independent Directors on the Connected Transaction

Independent Directors are of the opinion that: “The Transaction was conducted in strict compliance with the requirements of the ‘PRC Company Law’, ‘PRC Securities Law’, other relevant laws, regulations and regulatory documents; at the time of voting on the resolution, the Connected Directors abstained from voting and the voting process was conducted in compliance with the requirements of the ‘Company Law’, ‘Securities Law’, other relevant laws, regulations and regulatory documents and the relevant provisions of the Articles of Association of the Company; the Transaction was entered on normal commercial terms, the terms of the Transaction are fair and reasonable to the Company and its shareholders, and also in the interests of the Company and shareholders of the Company as a whole. We agree to waive the pre-emptive rights to purchase the equity interest assigned by Shanghai SECCO’s foreign shareholder.”

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Wang Zhiqing
Chairman

Shanghai, the PRC, 27 April 2017

Exhibit 99.5

(A joint stock limited company incorporated in the People’s Republic of China)

2017 First Quarterly Report

1.	Important Message

1.1 The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2017 first quarterly report, and warrant that there are no false representations or misleading statements contained in or material omissions from this report and severally and jointly accept responsibility pursuant to such information.

1.2 All directors attended the nineteenth meeting of the eighth session of the Board, and have considered and adopted the 2017 first quarterly report at the meeting.

1.3 Mr. Wang Zhiqing, Chairman and President of the Company, Mr. Zhou Meiyun, Vice President and Chief Financial Officer overseeing the accounting operations, and Mr. Zhang Feng, person-in-charge of Accounting Department (Accounting Chief) and Deputy Finance Manager warrant the truthfulness, accuracy and completeness of the financial report contained in this quarterly report.

1.4 The financial report of the Company for the three-month period ended 31 March 2017 (the “Reporting Period”) was prepared under the China Accounting Standards for Business Enterprises and was unaudited.

2.	Key Financial Data & Changes in Shareholdings

2.1 Major Accounting Data

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Total assets (RMB’000)	35,650,679	34,123,693	4.48

Total equity attributable to equity shareholders of the Company (RMB’000)	26,704,095	24,750,048	7.90

	From the beginning of the year to the end of the Reporting Period	From the beginning of the year to the end of the Reporting Period last year	Increase/decrease as compared to the corresponding period of the previous year (%)
Net cash flows generated from operating activities (RMB’000)	2,854,156	1,947,815	46.53

	From the beginning of the year to the end of the Reporting Period	From the beginning of the year to the end of the Reporting Period last year	Increase/decrease as compared to the corresponding period of the previous year (%)
Revenue (RMB’000)	22,571,848	16,564,814	36.26
Net profit attributable to equity shareholders of the Company (RMB’000)	1,928,852	1,145,237	68.42
Net profit attributable to equity shareholders of the Company excluding non-recurring items (RMB’000)	1,938,530	1,153,846	68.01
Return on net assets (weighted average) (%)	7.608	5.609	Increased by 1.999 percentage points
Basic earnings per share (RMB/share)	0.179	0.106	68.87
Diluted earnings per share (RMB/share)	0.178	0.106	67.93

Excluded non-recurring items and amount:

Unit: RMB’000
Item	Amount for the Reporting Period
Net losses on disposal of non-current assets	-4,274
Government grants recognised through profit and loss except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business	2,599
Income from external entrusted loans	363
Other non-operating income and expenses other than those mentioned above	-7,421
Employee reduction expenses	-4,008
Effect on minority interests (after tax)	-56
Tax effect for the items above	3,119

Total	-9,678

2.2 Total Number of Shareholders as at the End of the Reporting Period, Top Ten Shareholders and Shareholdings of the Top Ten Shareholders of Shares in Circulation (or Unrestricted Shares)

Unit: Share

Total number of shareholders						121,182

Shareholdings of the top ten shareholders
Name of shareholder (in full)	Number of shares held at the end of the Reporting Period	Percentage of total shareholding (%)	Number of shares with selling restrictions	Number of shares pledged or frozen		Type of shareholder
				Situation of the shares	Number
China Petroleum & Chemical Corporation	5,460,000,000	50.56	0	Nil	—	State-owned enterprise legal person
HKSCC (Nominees) Limited	3,455,281,321	31.99	0	Unknown	—	Foreign legal person
China Securities Finance Corporation Limited	312,649,240	2.89	0	Nil	—	Others
Central Huijin Investment Ltd.	67,655,800	0.63	0	Nil	—	Others
China Life Insurance Company Limited — Participating— Individual participating 005L — FH002 Hu	33,678,649	0.31	0	Nil	—	Others
Shanghai Kangli Gong Mao Company	22,375,300	0.21	0	Nil	—	Others
Bank of China Limited — ChinaAMC new economy flexible configured hybrid securities investment fund	19,645,656	0.18	0	Nil	—	Others
NSSF Four Hundred Twelve Combination	18,801,097	0.17	0	Nil	—	Others
Abu Dhabi Investment Authority	18,206,739	0.17	0	Nil	—	Others
Bank of China Limited — Huatai-pinebridge Quantify Enhanced Hybrid Securities Investment Funds	14,646,939	0.14	0	Nil		Others

3.	Major Events

3.1 Description of Substantial Changes in Major Financial Report Items and Financial Indicators of the Company

Unit: RMB’000

Item	As at 31 March 2017	As at 31 December 2016	Increase/ decrease amount	Change (%)	Major reason for change
Cash at bank and on hand	8,306,382	5,440,623	2,865,759	52.67	Increase in profit and cash generated from operating activities in the Reporting Period
Staff salaries payable	105,074	37,634	67,440	179.20	Increase in the provisions for non-released performance evaluation award
Other payables	795,991	614,668	181,323	29.50	Increase in advance repair cost
Undistributed profits	10,225,312	8,296,460	1,928,852	23.25	Significant increase in profit in the Reporting Period

Unit: RMB’000

Item	For the three-month period ended 31 March		Increase/ decrease amount	Change (%)	Major reason for change
	2017	2016
Revenue	22,571,848	16,564,814	6,007,034	36.26	Increase in unit price of products
Cost of sales	16,110,849	11,390,927	4,719,922	41.44	Increase in the cost of crude oil, leading to higher cost of raw materials
Financial (income)/ expenses-net	-44,034	7,591	-51,625	-680.08	Increase in deposits hence increase in interest income
Investment income	278,854	163,525	115,329	70.53	Good performance of Associates in the Reporting Period led to increase in investment income
Operating profit	2,499,643	1,506,027	993,616	65.98	Increase in unit price of major products, higher gross profit and production volume

Total profit	562,009	345,407	216,602	62.71	Increase in profit in the Reporting Period

3.2 Fulfillment of commitments by the Company and shareholders holding more than 5% of shares

(1) Undertakings about Share Reform Proposal of the Company

The Company disclosed The Explanatory Memorandum for the Share Reform Proposal of the Company (the Revised Draft) on 20 June 2013, in which the Company’s controlling shareholder Sinopec Corp. has made the following undertakings which is effective until the end of the reporting period:

1.	Sinopec Corp. shall continue to support the subsequent development of the Company upon the completion of the A-share reform proposal and shall use this as a platform for the development of related businesses in future.

For more details, please refer to The Explanatory Memorandum for the Share Reform Proposal of the Company (the Revised Draft)(Full Version) uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, and published in Shanghai Securities News and China Securities Journal on 20 June 2013. The A-share reform proposal was approved at the relevant A-share shareholder meeting held on 8 July 2013. After the implementation of the proposal on 20 August 2013, the Company’s A shares resumed trading, and non-circulating shares held by non-circulating shares shareholders obtained the right to circulate those shares in the market. For more details on the implementation of A-share reform proposal, please refer to The “Implementation Report on Sinopec Shanghai Petrochemical Company Limited A-share Reform Proposal” published in the issues of Shanghai Securities News and China Securities Journal dated 14 August 2013 and uploaded on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

With regard to the aforementioned undertakings, the Company did not notice any conditions that violated the undertakings or any unfulfilled matters during the required period.

4. Appendix

4.1 CONSOLIDATED BALANCE SHEETS

AS AT 31 MARCH 2017

Unit: RMB’000

Items	As at the end of the Period	As at the beginning of the year
	(Unaudited)	(Audited)
Current assets
Cash at bank and on hand	8,306,382	5,440,623
Notes receivable	1,358,189	1,267,920
Accounts receivable	1,633,304	1,656,580
Advances to suppliers	82,431	29,340
Interest receivable	24,408	11,596
Other receivables	51,087	56,545
Inventories	4,828,626	6,159,473
Other current assets	257,492	253,804

Total current assets	16,541,919	14,875,881

Non-current assets
Long-term equity investments	4,114,273	3,838,794
Investment properties	377,140	380,429
Fixed assets	13,098,952	13,502,370
Construction in progress	726,293	717,672
Intangible assets	401,763	406,116
Long-term prepaid expenses	282,750	299,340
Deferred tax assets	107,589	103,091

Total non-current assets	19,108,760	19,247,812

Total assets	35,650,679	34,123,693

CONSOLIDATED BALANCE SHEETS (Continued)

AS AT 31 MARCH 2017

Unit: RMB’000

Items	As at the end of the Period	As at the beginning of the year
	(Unaudited)	(Audited)
Current liabilities
Short-term borrowings	603,821	546,432
Notes payable	54,920	5,000
Accounts payable	3,906,094	5,082,470
Advances from customers	482,617	476,806
Employee benefits payable	105,074	37,634
Taxes payable	2,548,287	2,158,427
Interest payable	851	465
Dividends payable	20,473	20,473
Other payables	795,991	614,668

Total current liabilities	8,518,128	8,942,375

Non-current liabilities
Deferred income	147,500	150,000

Total non-current liabilities	147,500	150,000

Total liabilities	8,665,628	9,092,375

Shareholders’ equity
Share capital	10,800,000	10,800,000
Capital surplus	538,628	534,628
Less: treasury shares	—	—
Other comprehensive income	18,213	18,213
Specific reserve	21,541	346
Surplus reserve	5,100,401	5,100,401
Undistributed profits	10,225,312	8,296,460

Total equity attributable to equity shareholders of the Company	26,704,095	24,750,048

Minority interests	280,956	281,270

Total shareholders’ equity	26,985,051	25,031,318

Total liabilities and shareholders’ equity	35,650,679	34,123,693

COMPANY BALANCE SHEETS

AS AT 31 MARCH 2017

Unit: RMB’000

Items	As at the end of the Period	As at the beginning of the year
	(Unaudited)	(Audited)
Current assets
Cash at bank and on hand	7,530,833	4,421,143
Notes receivable	1,214,306	1,097,011
Accounts receivable	835,884	1,211,039
Advances to suppliers	46,938	21,409
Dividends receivable	24,361	11,553
Other receivables	46,404	36,345
Inventories	4,413,658	5,374,425
Other current assets	138,584	157,771

Total current assets	14,250,968	12,330,696

Non-current assets
Long-term equity investments	5,241,640	4,972,861
Investment properties	410,394	413,943
Fixed assets	12,828,271	13,219,994
Construction in progress	725,914	717,294
Intangible assets	332,797	335,877
Long-term prepaid expenses	271,319	287,578
Deferred tax assets	100,658	99,057

Total non-current assets	19,910,993	20,046,604

Total assets	34,161,961	32,377,300

COMPANY BALANCE SHEETS (Continued)

AS AT 31 MARCH 2017

Unit: RMB’000

Items	As at the end of the Period	As at the beginning of the year
	(Unaudited)	(Audited)
Current liabilities
Short-term borrowings	632,000	632,000
Notes payable	50,000	—
Accounts payable	2,949,709	3,729,702
Advance from customers	398,699	447,647
Employee benefits payable	96,783	30,989
Taxes payable	2,523,247	2,106,163
Interest payable	475	470
Dividends payable	20,473	20,473
Other payables	734,907	608,660

Total current liabilities	7,406,293	7,576,104

Non-current liabilities
Deferred income	147,500	150,000

Total non-current liabilities	147,500	150,000

Total liabilities	7,553,793	7,726,104

Shareholders’ equity
Share capital	10,800,000	10,800,000
Capital surplus	538,628	534,628
Less: treasury shares	—	—
Other comprehensive income	18,213	18,213
Specific reserve	20,422	—
Surplus reserve	5,100,401	5,100,401
Undistributed profits	10,130,504	8,197,954

Total shareholders’ equity	26,608,168	24,651,196

Total liabilities and shareholders’ equity	34,161,961	32,377,300

4.2 CONSOLIDATED INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2017 (Unaudited)

Unit: RMB’000

Items	Three months ended 31 March
	2017	2016
Total revenue	22,571,848	16,564,814

Including: revenue	22,571,848	16,564,814

Total cost of sales	20,351,059	15,222,312

Including: Cost of sales	16,110,849	11,390,927
Taxes and surcharges	3,313,522	2,895,830
Selling and distribution expenses	121,012	115,517
General and administrative expenses	830,823	812,458
Financial expenses (“-” to indicate income)	-44,034	7,591
Asset impairment losses (“-” to indicate reversal)	18,887	-11
Add: Investment income	278,854	163,525
Including: Share of income of associates and joint ventures	278,854	163,525
Operating profit	2,499,643	1,506,027
Add: Non-operating income	4,742	3,914
Including: gains on disposal of non-current assets	921	154
Less: Non-operating expenses	13,838	12,999
Including: losses on disposal of non-current assets	5,195	3,822

Total profit	2,490,547	1,496,942

Less: Income tax expenses	562,009	345,407
Net profit (“-” to indicate loss)	1,928,538	1,151,535
Attributable to equity shareholders of the Company	1,928,852	1,145,237
Minority interests	-314	6,298
Other comprehensive income, net of tax	—	—

Total comprehensive income (“-” to indicate loss)	1,928,538	1,151,535

Attributable to equity shareholders of the Company	1,928,852	1,145,237
Minority interests	-314	6,298
Earnings per share
(1) Basic earnings per share (RMB)	0.179	0.106
(2) Diluted earnings per share (RMB)	0.178	0.106

COMPANY INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2017 (Unaudited)

Unit: RMB’000

Items	Three months ended 31 March
	2017	2016
Revenue	17,287,015	12,443,738
Less: Cost of sales	10,880,735	7,341,252
Taxes and surcharges	3,309,673	2,893,869
Selling and distribution expenses	91,660	91,973
General and administrative expenses	797,143	775,426
Financial expenses (“-” to indicate income)	-44,615	5,912
Asset impairment losses (“-” to indicate reversal)	18,887	-11
Add: Investment income	268,779	160,706
Including: Share of income of associates and joint ventures	268,779	160,706
Operating profit	2,502,311	1,496,023
Add: Non-operating income	3,642	3,547
Including: gains on disposal of non-current assets	921	154
Less: Non-operating expenses	13,496	12,876
Including: losses on disposal of non-current assets	5,048	3,699

Total profit	2,492,457	1,486,694

Less: Income tax expenses	559,907	338,320
Net profit	1,932,550	1,148,374
Other comprehensive income, net of tax	—	—

Total comprehensive income	1,932,550	1,148,374

4.3 CONSOLIDATED CASH FLOW STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2017 (Unaudited)

Unit: RMB’000

Items	Three months ended 31 March
	2017	2016
1. Cash flows from operating activities
Cash received from sales of goods or rendering of services	24,847,836	18,741,280
Refund of taxes and surcharges	18,099	9,311
Cash received relating to other operating activities	2,120	1,980

Sub-total of cash inflows	24,868,055	18,752,571

Cash paid for goods and services	16,750,705	12,055,529
Cash paid to and on behalf of employees	569,034	578,639
Payments of taxes and surcharges	4,516,362	3,976,162
Cash paid relating to other operating activities	177,798	194,426

Sub-total of cash outflows	22,013,899	16,804,756

Net cash flows generated from operating activities	2,854,156	1,947,815

2. Cash flows from investing activities
Cash received from entrusted lending	12,000	12,000
Cash received from returns on investments	3,375	—
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	111	—
Cash received relating to other investing activities	43,801	13,095

Sub-total of cash inflows	59,287	25,095

Cash paid to acquire fixed assets, intangible assets and other long-term assets	87,297	179,707
Net cash paid for disposal of fixed assets, intangible assets and other long-term assets	—	2,855
Cash paid to entrusted lending	12,000	12,000
Cash paid to other related investment activities	500,000	—

Sub-total of cash outflows	599,297	194,562

Net cash flows used in investing activities	-540,010	-169,467

3. Cash flows from financing activities
Cash received from borrowings	92,047	1,624,657

Sub-total of cash inflows	92,047	1,624,657

Cash repayments of borrowings	34,657	2,560,000
Cash paid for distribution of dividends or profits and interest expenses	3,674	15,883

Sub-total of cash outflows	38,331	2,575,883

Net cash flows generated from financing activities (“ - ” to indicate net cash flows used in financing activities)	53,716	-951,226

4. Effect of foreign exchange rate changes on cash and cash equivalents	-2,102	-1,136

5. Net increase in cash and cash equivalents	2,365,760	825,986
Add: Cash and cash equivalents at beginning of the period	5,440,623	1,077,430

6. Cash and cash equivalents at end of the period	7,806,383	1,903,416

CASH FLOW STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2016 (Unaudited)

Unit: RMB’000

Items	Three months ended 31 March
	2017	2016
1. Cash flows from operating activities
Cash received from sales of goods or rendering of services	20,029,508	14,130,010
Cash received relating to other operating activities	1,022	893

Sub-total of cash inflows	20,030,530	14,130,903

Cash paid for goods and services	11,624,700	7,465,761
Cash paid to and on behalf of employees	525,697	535,679
Payments of taxes and surcharges	4,491,960	3,943,694
Cash paid relating to other operating activities	223,969	310,324

Sub-total of cash outflows	16,866,326	12,255,458

Net cash flows generated from operating activities	3,164,204	1,875,445

2. Cash flows from investing activities
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	109	—
Cash received relating to other investing activities	36,677	10,002

Sub-total of cash inflows	36,786	10,002

Cash paid to acquire fixed assets, intangible assets and other long-term assets	87,297	179,704
Net cash paid for disposal of fixed assets, intangible assets and other long-term assets	—	2,855
Cash paid to other related investment activities	500,000	—

Sub-total of cash outflows	587,297	182,559

Net cash flows used in investing activities	-550,511	-172,557

3. Cash flows from financing activities
Cash received from borrowings	18,000	2,018,000

Sub-total of cash inflows	18,000	2,018,000

Cash repayments of borrowings	18,000	2,888,000
Cash paid for distribution of dividends or profits and interest expenses	4,003	18,987

Sub-total of cash outflows	22,003	2,906,987

Net cash flows used in financing activities	-4,003	-888,987

4. Effect of foreign exchange rate changes on cash and cash equivalents	—	—

5. Net increase in cash and cash equivalents	2,609,690	813,901
Add: Cash and cash equivalents at beginning of the period	4,421,143	942,264

6. Cash and cash equivalents at end of the period	7,030,833	1,756,165

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Wang Zhiqing
Chairman

Shanghai, the PRC, 27 April 2017

Exhibit 99.6

(A joint stock limited company incorporated in the People’s Republic of China)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND ITS APPENDIX

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) announces that in light of the circumstances of the Company and to further enhance the governance of the Company, the Board proposed to make the following amendments to the articles of association (the “Articles of Association”) of the Company and its appendix. The amendments are set forth as follows:

1.	Proposed Amendments to Articles of Association

Current Article in Articles of Association	Proposed Amendment to the Article
Addition	Article 11 In accordance with the Company Law and the Constitution of the Communist Party of China (the “Party”), the Company hereby set up Party organizations. The Party organizations play the role of political core in the Company. The Company shall set up related Party working organs and maintain an adequate level of staffing to handle Party affairs as well as sufficient funding necessary for the activities of the Party organizations.

Article 113 ……Each specialist committee shall have the following basic responsibilities……

Article 114 ……Each specialist committee shall have the following basic responsibilities…

4) Major responsibilities of the strategic committee are:

(i)     to study the development strategies of the Company and advise the Board on the same;

(ii)   to study any single project with an investment representing more than 5% of the latest audited net assets of the Company and advise the Board on the same;

(iii)  to study material investment proposals and material investment projects that are subject to the decision of the Board, and other material matters that will affect the development of the Company, at the request of the Chairman, more than half of the Independent Directors or more than one-third of the Directors and advise the Board on the same;

(iv)   to perform other duties as assigned by the Board;

(v)    to fulfil other responsibilities as imposed by the securities regulatory authorities in domestic and foreign places where the Company is listed;

(vi)   to inspect and study the implementation of the above matters and propose any suggestions for improvement and adjustment to the Board on a timely basis.

Addition	Article 127 If any matters to be resolved by the Board involve significant matters such as direction of reform and development, key objectives, and priority operational arrangements of the Company, the board of directors should seek advice from the Party committee. When the board of directors appoints the management personnel of the Company, the Party committee shall consider and provide comments on the candidates for management positions nominated by the board of directors or the president, or recommend candidates to the board of directors and/or president.

Remarks: There are two additional articles for the proposed amendment. Subsequent existing articles will be renumbered accordingly.

2.	Proposed Amendments to Rules of Procedures for the Board of Directors’ Meetings

Current Article in the Rules of Procedures	Proposed Amendment to the Article

Article 3 The Board shall establish audit, nomination, remuneration and appraisal, and other special committees. These special committees shall consider specific matters and give their opinions and proposals for the Board’s reference when the Board makes decisions… ……

Each specialist committee shall have the following basic responsibilities……

Article 3 The Board shall establish audit, nomination, strategic, remuneration and appraisal, and other special committees. These special committees shall consider specific matters and give their opinions and proposals for the Board’s reference when the Board makes decisions………

Each specialist committee shall have the following basic responsibilities…

(4) Major responsibilities of the strategic committee are:

(i)     to study the development strategies of the Company and advise the Board on the same;

(ii)   to study any single project with an investment representing more than 5% of the latest audited net assets of the Company and advise the Board on the same;

(iii)  to study material investment proposals and material investment projects that are subject to the decision of the Board, and other material matters that will affect the development of the Company, at the request of the Chairman, more than half of the Independent Directors or more than one-third of the Directors and advise the Board on the same;

(iv)   to perform other duties as assigned by the Board;

(v)    to fulfil other responsibilities as imposed by the securities regulatory authorities in domestic and foreign places where the Company is listed;

(vi)   to inspect and study the implementation of the above matters and propose any suggestions for improvement and adjustment to the Board on a timely basis.

Addition	Article 5 If any matters to be resolved by the Board involve any significant matters such as direction of reform and development, key objectives, and priority operational arrangements of the Company, the board of directors should seek advice from the Party committee. When the board of directors appoints the management personnel of the Company, the Party committee shall consider and provide comments on the candidates for management positions nominated by the board of directors or the president, or recommend candidates to the board of directors and/or president.

Remarks: There is one additional article for the proposed amendment. Subsequent existing articles will be renumbered accordingly.

The above proposed amendments to the Articles of Association and the appendix are subject to shareholders’ approval by way of a special resolution at the 2016 annual general meeting of the Company.

A circular containing, among other things, more details of the proposed amendments to the Articles of Association and the appendix will be despatched to the shareholders of the Company in due course.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Wang Zhiqing Chairman

Shanghai, the PRC, 27 April 2017

Exhibit 99.7

(A joint stock limited company incorporated in the People’s Republic of China)

Resignation of Joint Company Secretary, Secretary to

the Board of Directors and Authorised Representative

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) announces that Mr. Zhang Jianbo (“Mr. Zhang”) has resigned as the joint company secretary and the secretary to the Board and ceased to act as an authorised representative of the Company under Rule 3.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited with effect from 26 April 2017 due to a change of job assignments. The Board is in the process of identifying a suitable candidate to fill the vacancies and further announcement will be made in relation to such appointments as and when appropriate. Ms. Ng Sin Yee, Clare, the other joint company secretary of the Company, will remain in office.

Other positions held by Mr. Zhang in the Company remain unchanged. Mr. Zhang confirmed that there is no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company.

Mr. Zhang was diligent and responsible during his tenure as the joint company secretary, secretary to the Board and authorised representative of the Company. The Board would like to take this opportunity to express its gratitude to Mr. Zhang for his hard work and outstanding contribution to the Company.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Wang Zhiqing
Chairman

Shanghai, the PRC, 27 April 2017

1

Exhibit 99.8

(A joint stock limited company incorporated in the People’s Republic of China)

Proposed Election of the Non-employee Representative Supervisors of the

Ninth Session of the Supervisory Committee and

the Directors of the Ninth Session of the Board

Reference is made to the Notice of 2016 Annual General Meeting (the “AGM”) of the Company dated 27 April 2017. The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) announces that:

1.	The following individuals are proposed to be elected as the non-employee representative supervisors of the Ninth Session of the Supervisory Committee:

Zhai Yalin

Fan Qingyong

Zheng Yunrui

Choi Ting Ki

2.	The following individuals are proposed to be elected as the non-independent directors of the Ninth Session of the Board:

Wang Zhiqing

Wu Haijun

Gao Jinping

Jin Qiang

Guo Xiaojun

Zhou Meiyun

Lei Dianwu

Mo Zhenglin

3.	The following individuals are proposed to be elected as the independent non-executive directors of the Ninth Session of the Board:

Zhang Yimin

Liu Yunhong

Du Weifeng

Pan Fei

1

The biography of each of the proposed non-employee representative supervisor and director is set out below:

Biographies of the Proposed Non-employee Representative Supervisors

Zhai Yalin, aged 53, is an External Supervisor of the Company, Deputy Director of the Auditing Bureau of China Petrochemical Corporation (“Sinopec Group”), and Deputy Director of Auditing Department of China Petroleum & Chemical Corporation (“Sinopec Corp”). Mr. Zhai has been an External Supervisor of the Company since June 2008. Mr. Zhai started his career in 1986 and successively served as Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, and Director of the General Administrative Office of the Auditing Bureau of Sinopec Group (Auditing Department of Sinopec Corp.). Since December 2001, Mr. Zhai has concurrently held the posts of Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai graduated from the Jilin Siping Normal College in 1986 and is a senior economist by professional title.

Fan Qingyong, aged 52, is Deputy Chief of the Supervisory Bureau and member of the Discipline Inspection Group of Sinopec Group, Deputy Director of the Supervisory Department of Sinopec Corp. and Supervisor of Sinopec Refinery & Marketing Limited. Mr. Fan started his career in 1987, and has held various positions, including Deputy Director of the Communist Party Office of No. 2 Oil Plant and Director of Corporate Management Department of Fushun Petrochemical Company, Discipline Inspector (Deputy level) and Deputy Director of the Second Discipline Inspection and Supervision Group of the Supervisory Bureau of Sinopec Group (Supervisory Department of Sinopec Corp.), and Director of the First Discipline Inspection and Supervision Group of the Supervisory Bureau of Sinopec Group (Supervisory Department of Sinopec Corp.). He has been the Deputy Director of the Supervisory Bureau of Sinopec Group and Deputy Director of the Supervisory Department of Sinopec Corp. since April 2010. He served as Supervisor of Sinopec Star Petroleum Co., Ltd. from July 2010 to April 2015. He has served as a member of the Discipline Inspection Group of the Communist Party Committee of Sinopec Group and Supervisor of Sinopec Refinery & Marketing Limited since May 2012. Mr. Fan graduated from Fushun Normal College (now known as Fushun Teachers College) majoring in Chinese in 1987, from Liaoning Normal University majoring in Chinese in July 1991, and from Renmin University of China, majoring in law in January 2003 obtained a master’s degree in law. He is a professor-grade senior professional by professional title and is qualified to practice law.

Zheng Yunrui, aged 51, is an Independent Supervisor of the Company and a professor in civil and commercial law at the Faculty of Law of the East China University of Political Science and Law in the PRC and a member of the Expert Advisory Committee of Shanghai Yangpu People’s Procuratorate. He has served as the Company’s Independent Supervisor since December 2014. Mr. Zheng is an independent director of Hangzhou Innover Technology Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 002767), Yangzhou Chenhua New Material Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300610), and Shandong Jiangquan Industry Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 600212). Mr. Zheng obtained a master’s degree in law and a doctorate’s degree in law from the Faculty of Law of Peking University in July 1993 and July 1998, respectively. Mr. Zheng previously worked at the Education Bureau of Shangrao County, Jiangxi Province, Hainan Airport Limited, China Township Enterprise Investment and Development Company Limited and the Legal Affairs Office of the Shanghai Municipal People’s Government. He has been teaching at East China University of Political Science and Law since August 2001. He was a visiting scholar at the Faculty of Law of National University of Singapore between July 2002 and December 2002. Mr. Zheng has been engaged in trials, teaching and research relating to civil law, property law, contract law, company law, insurance law, social insurance law and government procurement law. He is experienced in the legal affairs on corporate governance and has great academic achievements. He is also an arbitrator at the Arbitration Commission of Shenzhen, Shenyang, Xuzhou and Wuxi.

2

Choi Ting Ki, aged 62, is an Independent Non-executive Director and the Chairman of the Audit Committee of the Company and a Fellow of the Hong Kong Institute of Certified Public Accountants. Mr. Choi has been an Independent Non-executive Director of the Company since June 2011. Mr. Choi has been an independent non-executive director of Yangtzekiang Garment Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 00294) and YGM Trading Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 00375) since December 2012. Mr. Choi graduated from the Department of Accounting, Hong Kong Polytechnic in 1978. He joined KPMG in the same year and has held various positions, including Partner of the audit department of KPMG Hong Kong Office, Executive Partner of KPMG Shanghai Office, Principal Partner of KPMG Huazhen Shanghai Office as well as Principal Partner of KPMG Huazhen in Eastern and Western China. Mr. Choi retired from KPMG Huazhen in April 2010.

Biographies of the Proposed Directors

Wang Zhiqing, aged 55, is an Executive Director, Chairman, President, Deputy Secretary of the Communist Party Committee and a member of the Nomination Committee of the Company. Mr. Wang started his career in 1983 and has held various positions, including Deputy Leader of the preparatory team for the chemical fibre plant of Luoyang Petrochemical Complex, Deputy Chief Engineer of Luoyang Petrochemical Complex cum Officer-in-Charge of the preparatory team for the complex’s chemical fibre plant, and then Deputy Chief Engineer of the complex cum Director of the chemical fibre plant. Mr. Wang was Chief Engineer of Luoyang Petrochemical Complex from June 1999 to December 2001, Vice President cum Chief Engineer of SINOPEC Luoyang Company from February 2000 to December 2001, Manager of SINOPEC Luoyang Company from December 2001 to October 2006, Leader of the preparatory team for a Sinopec refinery project in Guangxi from July 2005 to May 2007, manager of SINOPEC Jiujiang Company from October 2006 to December 2008, President of SINOPEC Jiujiang Company from December 2008 to July 2010, President and Deputy Secretary of the Communist Party Committee of the Company since July 2010, and Executive Director of the Company since December 2010. He was Vice Chairman of the Company from December 2010 to June 2013 and Director and Chairman of Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”) from February 2011 to March 2015. Mr. Wang was appointed Chairman of the Company in June 2013, and was appointed Vice Chairman of Shanghai SECCO in March 2015. He graduated from the East China Petroleum Institute with a bachelor’s degree in engineering in 1983, majoring in refinery engineering, and graduated from China University of Petroleum (East China) with a doctorate’s degree in engineering in 2006, majoring in chemical engineering and technology. In addition, he graduated from The Open University of Hong Kong and China Europe International Business School with a master’s degree in business administration in 2001 and 2013, respectively. He is a professor-grade senior engineer by professional title.

As at the date of this announcement, Mr. Wang is deemed to be interested in 500,000 underlying A shares in respect of share options granted to him under the A Shares Share Option Incentive Scheme (the “Share Option Scheme”) of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong (the “SFO”).

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Wu Haijun, aged 54, is an Executive Director and Vice Chairman of the Company, and a Director, President and Secretary of the Communist Party Committee of Shanghai SECCO. Mr. Wu joined the Shanghai Petrochemical Complex (the “Complex”) in 1984 and has held various positions, including Deputy Director and Director of the Company’s No.2 Chemical Plant, as well as manager of the Chemical Division. He was Vice President of the Company from May 1999 to March 2006 and Director of the Company from June 2004 to June 2006. Mr. Wu was manager and Secretary of the Communist Party Committee of the Chemical Sales Branch of Sinopec Corp. from December 2005 to March 2008. From December 2005 to April 2010, he was Director of the Chemical Business Department of Sinopec Corp. In April 2010, he was appointed as a Director of Shanghai SECCO. From April 2010 to February 2011, Mr. Wu was President of Shanghai SECCO. In April 2010, he was appointed Secretary of the Communist Party Committee of Shanghai SECCO and in June 2010 he was appointed Director and Vice Chairman of the Company. From February 2011 to March 2015, he acted as Vice President of Shanghai SECCO, and was appointed President of Shanghai SECCO in March 2015. Mr. Wu graduated from the East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a bachelor’s degree in engineering. In 1997, he obtained a master’s degree in business administration from the China Europe International Business School. He is a senior engineer by professional title.

Gao Jinping, aged 50, is an Executive Director, Vice Chairman, Secretary of the Communist Party Committee and Vice President of the Company. Mr. Gao joined the Complex in 1990 and has held various positions, including Deputy Secretary of the Communist Youth League of the Company, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Chemical Division of the Company, and Director of the Propaganda Department of the Company. Mr. Gao was Deputy Secretary of the Communist Party Committee from May 2003 to March 2013, Chairman of the Labour Union of the Company from May 2003 to November 2013, and was a director of the Company from June 2004 to June 2006. Mr. Gao was the Secretary of the Communist Party Discipline Supervisory Committee from April 2006 to March 2013, and was Supervisor and Chairman of the Supervisory Committee of the Company from June 2006 to April 2013. He has been Secretary of the Communist Party Committee of the Company since March 2013, as well as Vice President of the Company since April 2013. In June 2013, Mr. Gao was appointed as an Executive Director of the Company. In June 2014, Mr. Gao was appointed as Vice Chairman of the Company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in 1990. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He holds professor-grade senior professional technical qualification.

As at the date of this announcement, Mr. Gao is deemed to be interested in 500,000 underlying A shares in respect of share options granted to him under the Share Option Scheme of the Company within the meaning of Part XV of the SFO.

Jin Qiang, aged 51, is an Executive Director and Vice President of the Company. Mr. Jin joined Zhenhai General Petrochemical Works in 1986 and has held various positions, including Deputy Chief of the Utilities Department, Deputy Director and Director of the Machinery and Power Division of SINOPEC Zhenhai Refining & Chemical Co., Ltd., and Director of the Machinery and Power Division of SINOPEC Zhenhai Refining & Chemical Company. Mr. Jin was Deputy Chief Engineer of SINOPEC Zhenhai Refining & Chemical Company from March 2007 to October 2011, and was appointed Vice President of the Company in October 2011. In June 2014, Mr Jin was appointed Executive Director of the Company. Mr. Jin graduated from the East China Institute of Chemical Technology in 1986 with a bachelor’s degree in engineering majoring in chemical machinery, and graduated from the Graduate School of Central Party School in 2007 majoring in economic management. He is a professor-grade senior engineer by professional title.

As at the date of this announcement, Mr. Jin is deemed to be interested in 430,000 underlying A shares in respect of share options granted to him under the Share Option Scheme of the Company within the meaning of Part XV of the SFO.

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Guo Xiaojun, aged 47, is an Executive Director and Vice President of the Company. Mr. Guo joined the Complex in 1991. He has held various positions, including Director of the Polyolefin Integrated Plant in the Plastics Division, Deputy Chief Engineer in the Plastics Division, Deputy to the Manager, Deputy Manager and Manager cum Deputy Secretary of the Communist Party Committee of the Company. He was Deputy Chief Engineer and Director of the Production Department of the Company from March 2011 to April 2013 and has served as Vice President of the Company since April 2013. In June 2014, Mr. Guo was appointed Executive Director of the Company. He graduated from the East China University of Science and Technology in 1991 with a bachelor’s degree in engineering, majoring in basic organic chemical engineering and obtained a master’s degree majoring in chemical engineering from the East China University of Science and Technology in April 2008. He is a senior engineer by professional title.

As at the date of this announcement, Mr. Guo is deemed to be interested in 430,000 underlying A shares in respect of share options granted to him under the Share Option Scheme of the Company within the meaning of Part XV of the SFO.

Zhou Meiyun, aged 47, is Vice President and Chief Financial Officer of the Company. Mr. Zhou joined the Complex in 1991 and has held various positions, including Officer, Assistant to Manager, Deputy Manager and Manager of the Finance Department of the Company. He was appointed Manager of the Finance Department of Shanghai SECCO in May 2011 and Vice President and Chief Financial Officer of the Company in February 2017. Mr. Zhou graduated from the Shanghai University of Finance and Economics in 1991 with a bachelor’s degree in economics majoring in accounting, and obtained a master’s degree in economics from the Huazhong University of Science and Technology majoring in western economics in 1997. He is a senior accountant by professional title.

Lei Dianwu, aged 54, is a Non-executive Director of the Company, Secretary to the board of directors, Chief Economist, Assistant to the President of Sinopec Group, and Vice President of Sinopec Corp., the controlling shareholder of the Company. From June 2005, Mr. Lei has served as Non-executive Director of the Company. Mr. Lei has held various positions, including Deputy Director of Planning Division and Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company, and Vice President and manager of the Production Division of Yangzi BASF Stylene Company Limited. He acted as Deputy Manager of Yangzi Petrochemical Company and Deputy Director of its Joint Venture Office, Director of the Development and Planning Division of China Dong Lian Petrochemical Limited Liabilities Company, Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of the Development and Planning Division of Sinopec Corp. From March 2001 to August 2013, he was Director of Development and Planning Division of Sinopec Corp. Mr. Lei was appointed Assistant to the President of Sinopec Group in March 2009, and Vice President of Sinopec Corp. in May 2009, and Chief Economist of Sinopec Group in August 2013. From October 2015, Mr. Lei has acted as the Secretary to the board of directors of Sinopec Group. Mr. Lei has rich experience in enterprise planning and investment development management. In 1984, Mr. Lei graduated from the East China Petroleum Institute majoring in basic organic chemicals and obtained a bachelor’s degree in engineering. He is a senior engineer by professional title.

Mo Zhenglin, aged 52, is a Non-Executive Director of the Company, Deputy Director and Chief Accountant of the Chemical Division of Sinopec Corp., and Director of Shanghai SECCO. In June 2014 Mr. Mo was appointed as Non-executive Director of the Company. Mr. Mo began his career in August 1986 and has held various positions, including Deputy Director of the Finance Department and Head of the Accounting Department of Beijing Yanshan Petrochemical Corporation and Chief Accountant and Director of the Finance Department of its Refinery Division, and Deputy Chief Accountant of SINOPEC Beijing Yanshan Company and Chief Accountant of its Refinery Division. He served as Director of Beijing Yanshan Petrochemical Company Limited and Chief Accountant of SINOPEC Beijing Yanshan Company from April 2002 to August 2008. Mr. Mo has been Chief Accountant of the Chemical Division of Sinopec Corp. since August 2008, and Director of Shanghai SECCO since November 2008. In March 2015, he was appointed Deputy Director of the Chemical Division of Sinopec Corp. Mr. Mo obtained a bachelor’s degree in management from Zhongnan University of Economics in 1986, majoring in finance and accounting. He is a senior accountant by professional title.

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Zhang Yimin, aged 62, is an Independent Non-executive Director and the Chairman of the Remuneration and Appraisal Committee and the Nomination Committee of the Company and a Professor of Economics and Finance at the China Europe International Business School. He has been an Independent Non-Executive Director of the Company since October 2013. Mr. Zhang has been an independent director of Shanghai Huayi Group Corporation Ltd. (listed on the Shanghai Stock Exchange, stock code: 600623) since April 2015. Mr. Zhang obtained a doctorate’s degree majoring in finance and political studies at the Business School of the University of British Columbia, Canada, and has held various positions, including a Post-doctoral Fellow at the Business School of the University of British Columbia, Canada, Assistant Professor at the Business School of the University of New Brunswick, Canada, and Associate Professor of Economics and Finance Department at the City University of Hong Kong. He was appointed as Professor of the China Europe International Business School in September 2004. His major area of research is in operations, financing and industrial economic studies. He possesses a wealth of professional expertise and experience.

Liu Yunhong, aged 40, is an Independent Non-executive Director and a member of the Audit Committee of the Company, Assistant to General Manager of Hwabao Securities Co. Ltd. and General Manager of Investment Banking Department of Hwabao Securities Co. Ltd. He is also the Deputy Head of the Institute of International M&A and Investment, Renmin University of China. He has been an Independent Non-executive Director of the Company since June 2015. Mr. Liu is an independent director of Guangdong HEC Technology Holding Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 600673) and Shanghai Aerospace Automobile Electromechanical Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 600151). From June 2008 to August 2010, Mr. Liu has been the Head of Legal and Compliance Division of Guotai Asset Management Co., Ltd. From October 2008 to August 2010, Mr. Liu conducted post-doctoral research in economics at Guanghua School of Management, Peking University and was conferred as an assistant professor and master postgraduate instructor. From October 2010 to July 2012, he worked for fund product development and supervision of listed companies at the Shanghai Stock Exchange. From August 2012 to September 2013, Mr. Liu was General Manager of Investment Banking Department of Aerospace Securities Co., Ltd. Since October 2013, Mr. Liu has been the General Manager of the Institutional Business Department of Hwabao Securities Co. Ltd. Since May and September 2015, Mr. Liu has been the General Manager of the Investment Banking Department and Assistant to General Manager of Hwabao Securities Co. Ltd., respectively. Since May 2014, Mr. Liu has been Deputy Head of the Institute of International M&A and Investment, Renmin University of China. Mr. Liu obtained a doctorate’s degree in law from Renmin University of China, majoring in civil and commercial Law in 2008. Mr. Liu is a research fellow by professional title.

Du Weifeng, aged 40, is an Independent Non-executive Director and a member of the Audit Committee, the Remuneration and Appraisal Committee and the Nomination Committee of the Company and a Partner of Beijing JunZeJun (Shanghai) Law Offices. He has served as the Company’s Independent Non-executive Director since June 2015. Mr. Du began his career in July 1998. He has held various positions, including Clerk and Assistant Judge of Shanghai Pudong New Area People’s Court and worked as a lawyer at Watson & Band Law Offices in Shanghai and at Wintell & Co Law Firm in Shanghai. He has been a Partner of the Shanghai branch of Beijing JunZeJun Law Offices since February 2009. With extensive experience as a lawyer. Mr. Du is the designated lawyer of some banks’ headquarters, Shanghai branches, Shanghai branch of the state-owned asset management companies and private asset management companies. Mr. Du obtained a bachelor’s degree in Commercial Law from Shanghai University in July 1998, and a master’s degree in commercial law from Bristol University in September 2005. He also obtained a master’s degree in business administration from China Europe International Business School in 2013.

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Pan Fei, aged 60, is an Independent Supervisor of the Company and a Professor of Accounting of the Accounting School at Shanghai University of Finance and Economics. He has served as the Company’s Independent Supervisor since June 2015. Mr. Pan is an independent director of Universal Scientific Industrial (Shanghai) Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 601231), an independent non-executive director of China Hengshi Foundation Company Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 1197), an independent director and independent non-executive director of Orient Securities Company Limited (listed on both the Shanghai Stock Exchange and the Main Board of the Hong Kong Stock Exchange, stock code: 600958 and 3958, respectively). Mr. Pan began his career in 1983. He had been the Lecturer and Associate Professor at the Shanghai University of Finance and Economics. In 2000, he was appointed as Professor of Accounting of Shanghai Finance University. From 2000 to 2015, he served as the Associate Dean of the Accounting School at Shanghai University of Finance and Economics. Mr. Pan has extensive experience in teaching accounting, research and corporate consultation. Mr. Pan graduated from Shanghai University of Finance and Economics majoring in accounting in January 1983 and obtained a master’s degree in accounting majoring in cost management accounting from the Shanghai University of Finance and Economics in January 1991. He has also obtained a doctorate’s degree in accounting majoring in accounting theory from the Shanghai University of Finance and Economics.

Save as disclosed above, the candidates listed above (i) do not and did not hold any directorships in other public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (ii) do not have relationships with any Directors, Supervisors, senior management, controlling shareholders, substantial shareholders or de facto controllers of the Company, and (iii) do not have any interest in the shares or underlying shares of the Company within the meaning of Part XV of the SFO. None of the candidates listed above has ever faced any disciplinary action by the China Securities Regulatory or other relevant authorities, nor has he been sanctioned by any stock exchange.

The resolutions in respect of election of the non-employee representative supervisors of the Ninth Session of the Supervisory Committee will be proposed at the Company’s 2016 AGM. If the resolutions are approved at the 2016 AGM, the newly appointed supervisors of the Ninth Session of the Supervisory Committee will each enter into a supervisor’s service contract with the Company on or around the date of 2016 AGM. The term of office will begin on the date of passing of the resolution at the 2016 AGM and expire in June 2020. The remuneration of the newly appointed independent supervisors will be determined in accordance with the “Remuneration for Directors, Supervisors and Senior Management” approved at the Company’s 2002 annual general meeting and the “Remuneration System for Independent Supervisors” to be approved at the Company’s 2016 AGM. The Company will disclose the amount of remuneration received by each supervisor in the relevant annual reports. The supervisor’s remuneration will not be covered in the supervisor’s service contract.

The resolutions in respect of election of members of the Ninth Session of the Board will be proposed at the Company’s 2016 AGM. If the resolutions are approved at the 2016 AGM, the newly appointed Directors of the Ninth Session of the Board will each enter into a director’s service contract with the Company on or around the date of 2016 AGM. The term of office will begin on the date of passing of the resolution at the 2016 AGM and expire in June 2020. The remuneration of the newly appointed Directors (excluding independent non-executive Directors) will be determined in accordance with the “Remuneration System for Directors, Supervisors and Senior Management” approved at the Company’s 2002 annual general meeting, while the allowances for the newly appointed independent non-executive Directors will be implemented in accordance with the “Remuneration System for Independent Non-executive Directors” at the Company’s 2007 annual general meeting. The Company will disclose the amount of remuneration received by each of the Directors in the relevant annual reports. The director’s remuneration will not be covered in the director’s service contract.

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Save as disclosed above, the Company was not aware of any information in respect of the candidates for election as supervisors and directors that need to be disclosed pursuant to Rule 13.51(2)(h) to Rule 13.51(2)(v) of the Hong Kong Listing Rules, nor was the Company aware of any matters that need to be brought to the attention of the shareholders.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Wang Zhiqing
Chairman

Shanghai, the PRC, 28 April 2017

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